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July 16, 2024

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tara Harkins
Eric Atallah

Re:	Aeterna Zentaris Inc.
Form 20-F for Fiscal Year Ended December 31, 2023
File No. 001-38064

Ladies and Gentlemen:

On behalf of Aeterna Zentaris Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed in the Staff’s Comment Letter, dated July 5, 2024 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for Fiscal Year Ended December 31, 2023 (the “Annual Report”) filed with the Commission by the Company via EDGAR on March 27, 2024. In connection with this response letter to the Comment Letter (the “Response Letter”), the Company has filed with the Commission via EDGAR Amendment No. 1 to the Annual Report on Form 20-F/A (the “Amendment”), which has been revised to reflect the Company’s responses to the Staff comment.

For ease of review, we have set forth the Staff’s comment below in bold italics type followed by the Company’s response thereto.

Form 20-F for Fiscal Year Ended December 31, 2023

Exhibits

1.	We note that your officers’ Section 906 certifications furnished in Exhibits 13.1 and 13.2 pursuant to Rule 13a-14(b) of the Exchange Act refer to the year ended December 31, 2021 rather than for the year ended December 31, 2023. Please file a full amendment to your Form 20-F which includes corrected and currently dated Section 906 certifications.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by filing the full Amendment which includes corrected and currently dated Section 906 certifications. See Exhibits 13.1 and 13.2 furnished with the Amendment. The Company has also included new Section 302 Certifications and accountant consents as required by the rules and regulations of the Commission. See Exhibits 12.1, 12.2, 15.1 and 15.2 filed with the Amendment.

* * *

United States Securities and Exchange Commission
July 16, 2024

We hope that the foregoing response and corresponding revisions to Exhibits 13.1 and 13.2 furnished with the full Amendment are responsive to the Staff’s comments. Please do not hesitate to contact the undersigned, Scott R. Saks, of Norton Rose Fulbright US LLP, counsel to the Company, at (212) 318-3151 or at scott.saks@nortonrosefulbright.com, or my colleague, Juan Felipe Velasquez, at (713) 651-5637 or at juan.felipe.velasquez@nortonrosefulbright.com, with any questions or comments.

Very Truly Yours

/s/ Scott R. Saks
Scott R. Saks

cc:	Giuliano La Fratta (Aeterna Zentaris Inc.)
Juan Felipe Velasquez (Norton Rose Fulbright US LLP)

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